UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___ )*



                           Vestcom International, Inc.
                      -------------------------------------
                               (Name of Issuer)


                           Common Stock, no par value
                      -------------------------------------
                         (Title of Class of Securities)


                                   92490410-5
                      -------------------------------------
                                 (CUSIP Number)


                                  April 3, 1998
                      -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92490410-5              13G                          Page 2 of 6 Pages



1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Brookside Capital Partners Fund, L.P.
                    EIN No.: 04-3313066


                                                                   (a)      [ ]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (b)      [X]


3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

                         5.   SOLE VOTING POWER
NUMBER OF                               781,000 shares
SHARES
BENEFICIALLY             6.   SHARED VOTING POWER
OWNED BY                                ----
EACH
REPORTING                7.   SOLE DISPOSITIVE POWER
PERSON                                  781,000 shares
WITH
                         8.   SHARED DISPOSITIVE POWER
                                        ----

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                781,000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [ ]
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                9.25%

12.  TYPE OF REPORTING PERSON*
                PN

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Item 1(a)        NAME OF ISSUER

       The name of the issuer to which this filing on Schedule 13G relates is Vestcom International, Inc. (the "Company").

Item 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

       The principal executive offices of the Company are located at 1100 Valley Brook Avenue, Lyndhurst, New Jersey 07071.

Item 2(a)        NAME OF PERSON FILING

       This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors.

Item 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

       The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

Item 2(c)        CITIZENSHIP

       Each of the Brookside Fund, Brookside Investors and Brookside Inc. is organized under the laws of the State of Delaware.

Item 2(d)        TITLE OF CLASS OF SECURITIES

       The class of equity  securities  of the  Company to which this  filing on
Schedule 13G relates is Common Stock, no par value.

Item 2(e)        CUSIP NUMBER

       The CUSIP number of the Company's Common Stock is 92490410-5.

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 40.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
       Not Applicable.

       (a)     [ ] Broker or dealer registered under section 15 of the Act
               (15 U.S.C.78o).
       (b)     [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.73c).
       (c)     [ ] Insurance company as defined in SS. 3(a)(19) of the Act
               (15 U.S.C. 78c).
       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e) [ ] An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E).
       (f) [ ] An employee benefit plan or endowment fund in accordance with SS. 240.13d-1(b)(1)(ii)(F).
       (g) [ ] A parent holding company or control person in accordance with SS. 240.13d-1(b)(1)(ii)(G).
       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
       (j)     [ ] Group, in accordance with SS. 240.13d-1(b)(1)(ii)(J).

       [x]  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(C), CHECK THIS
            BOX.

Item 4      OWNERSHIP

Item 4(a)   AMOUNT BENEFICIALLY OWNED

       The Brookside Fund owns all 781,000 shares of the Common Stock outstanding of the Company. The Brookside Fund has the sole power to vote and dispose of the Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b)   PERCENT OF CLASS

       The Brookside Fund owns 9.25% of shares of the Common Stock outstanding of the Company. The aggregate percentage of shares of Common Stock reported owned by the Brookside Fund is based upon 8,438,811 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 1, 1998 based on representations made in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1998.

Item 4(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)       sole power to vote or to direct the vote:
                              781,000 shares

               (ii)      shared power to vote or to direct the vote:
                              --

               (iii)     sole power to dispose or to direct the disposition of:
                              781,000 shares

               (iv)      shared power to dispose or to direct the disposition
                         of:
                              --


Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable.

Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
            Not Applicable.

Item 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable.

Item 9      NOTICE OF DISSOLUTION OF GROUP
            Not Applicable.

Item 10.    CERTIFICATION

            By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                       BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                      By:     Brookside Capital Investors, L.P.
                                        By:    Brookside Capital Investors, Inc.

                                             By:/s/ ROY EDGAR BRAKEMAN, III
                                                --------------------------------
                                                Name:  Roy Edgar Brakeman, III
                                                Title: Managing Director



Dated:    April 13, 1998
                                   Page 6 of 6